APEX RESOURCES, INC.

13191 Crossroads Pkwy N, Suite 200

City of Industry, CA 91746

April 3, 2020

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg, Staff Attorney Division of Corporation Finance

Re:	Apex Resources, Inc. Withdrawal of Registration Statement on Form S-1 Filed on June 28, 2019 File No. 333-232453

Ladies and Gentlemen:

On behalf of Apex Resources, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-232453), as initially filed with the Securities and Exchange Commission (“Commission”) on June 28, 2019 (“Registration Statement”) be withdrawn effective immediately.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jeff Bodnar, the CEO of the Company, via email at jeffbodnar@apexresc.com or via facsimile at 310-925-7226.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Jeff Bodnar, the CEO of the Company by telephone at 310-925-7226.

Sincerely,

Apex Resources Inc.

By:	/s/ Jeff Bodnar
Name:	Jeff Bodnar
Title:	Principal Executive Officer

cc:	Arila Zhou, Hunter Taubman Fischer & Li LLC